TAHOE ANNOUNCES ELECTION OF DIRECTORS

VANCOUVER, British Columbia – May 4, 2016 – Tahoe Resources Inc. (TSX: THO, NYSE: TAHO) is pleased to announce the nine nominees for the board of directors as listed in the management information circular dated April 4, 2015, were elected.

On Wednesday, May 4, 2016, at the Annual General Meeting (“AGM”) of Shareholders in Toronto, Ontario, on a show of hands, Tahoe’s Board Chair declared that each of the following nominees was elected as a director: (Figures noted have been calculated based on the number of shares represented by proxies received.)

Director’s Name	Votes For		Votes Against/Withheld
	Number	%	Number	%
Tanya M. Jakusconek	164,980,485	99.09	1,511,403	0.91
Drago G. Kisic	166,420,901	99.96	70,987	0.04
C. Kevin McArthur	165,258,440	99.26	1,233,448	0.74
Alan C. Moon	166,085,567	99.76	406,321	0.24
A. Dan Rovig	166,367,593	99.93	124,295	0.07
Paul B. Sweeney	165,735,402	99.55	756,486	0.45
James S. Voorhees	166,411,550	99.95	80,338	0.05
Kenneth F. Williamson	166,155,386	99.80	336,502	0.20
Klaus M. Zeitler	143,698,313	86.31	22,793,575	13.69

At the AGM, shareholders also voted to approve the appointment of Deloitte LLP as auditors of the Company, with Votes For totaling 177,896,556 shares, representing 99.90% of shares voted. An advisory vote on Say on Pay, to accept the Company’s approach to executive compensation, was approved by shareholders, with Votes For totaling 140,570,502 shares, representing 84.43% of shares voted.

About Tahoe Resources Inc.

Tahoe’s strategy is to responsibly operate mines to world standards, to pay significant shareholder dividends and to develop high quality precious metals assets in the Americas. Tahoe is a member of the S&P/TSX Composite and TSX Global Mining indices and the Russell 3000 on the NYSE. The Company is listed on the TSX as THO and on the NYSE as TAHO.

For further information, please contact:

Tahoe Resources Inc.
Mark Utting, Vice President, Investor Relations
investors@tahoeresources.com
Tel: 416-703-6298